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                              October 7, 2022

       Mark D. Roberson
       Chief Executive Officer
       Strong Global Entertainment, Inc.
       5960 Fairview Road, Suite 275
       Charlotte, NC 28210

                                                        Re: Strong Global
Entertainment, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed September 27,
2022
                                                            File No. 333-264165

       Dear Mark D. Roberson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2022 letter.

       Notes to Combined Financial Statements

       7. Film and Television Programming Rights, page F-36

   1. We acknowledge your response to comment 1. If true, please revise your disclosures to clarify that no
consideration was paid in exchange for the Company's 49% equity interest in Safehaven 2022.
Additionally, revise to clarify, if true, that the receivable due from
                                                        Safehaven to Strong
Global is contractually stipulated as reimbursement for the
                                                        contribution of the
film and television rights and costs incurred by the Company.
   2. According to your disclosure there are various agreements related to the Safehaven project's acquisition
and contribution to Safehaven 2022, the creation of Safehaven 2022,
                                                        Inc. to manage the
production and financing of the Safehaven television series, the receivable to Strong
Studios for the value of the rights given to Safehaven, the distribution
 Mark D. Roberson
Strong Global Entertainment, Inc.
October 7, 2022
Page 2
      agreement with Screen Media Ventures, LLC given to Safehaven, etc. Please tell us how you determined the extent to which certain of the various governing agreements should be filed as exhibits to the registration statement.
       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,

FirstName LastNameMark D. Roberson                       Division of
Corporation Finance
                                                         Office of Industrial
Applications and
Comapany NameStrong Global Entertainment, Inc.
                                                         Services
October 7, 2022 Page 2
cc:       Janeane R. Ferrari, Esq.
FirstName LastName